Mail Stop 4561

July 28, 2006

Mr. Paul F. Folino
Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, California

   Re: Emulex Corporation
      Form 10-K for the Fiscal Year Ended July 3, 2005
      Form 10-Q for the Fiscal Quarter Ended October 2, 2005
      Form 10-Q for the Fiscal Quarter Ended January 1, 2006
      File No. 001-31353

Dear Mr. Folino:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Stephen Krikorian
          Accounting Branch Chief